EXHIBIT 99.87
                                                                   -------------


                       SECOND SUPPLEMENTAL TRUST INDENTURE

This Second Supplemental Trust Indenture is entered into as of the 14th day of September 2004 among:

              ADVANTAGE ENERGY INCOME FUND, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "TRUST")

                                     - and -

              ADVANTAGE OIL & GAS LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "AOG" or the "CORPORATION")

                                     - and -

              COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta in its capacity as trustee under a trust indenture dated July 8, 2003 with the Trust and the Corporation (hereinafter called the "DEBENTURE TRUSTEE")

         WITNESSETH THAT:

         WHEREAS the Trust, the Corporation and the Debenture Trustee entered into an indenture (the "INDENTURE") dated July 8, 2003 to provide for the creation and issuance of debentures for the Trust's investment purposes;

         AND WHEREAS Article 16 of the Indenture provides that the Debenture Trustee and the Trust may enter into indentures supplemental to the Indenture;

         AND WHEREAS the Trust, the Corporation and the Debenture Trustee entered into a first supplemental indenture to the Indenture dated December 2, 2003 to provide for the creation and issuance of Series 2, 8.25% convertible unsecured subordinated debentures;

         AND WHEREAS the Trust has determined to create and issue a third and fourth series of debentures being 7.50% extendible convertible unsecured subordinated debentures (the "7.50% DEBENTURES") due November 1, 2004, or, in certain circumstances, October 1, 2009 and 7.75% extendible convertible unsecured subordinated debentures (the "7.75% DEBENTURES") due November 1, 2004, or, in certain circumstances, December 1, 2011, respectively, (unless the context indicates otherwise the 7.50% Debentures and 7.75% Debentures are collectively referred to herein as the "NEW DEBENTURES") and to enter into this second supplemental indenture (this "SUPPLEMENTAL INDENTURE") with the Debenture Trustee to provide for such creation and issuance of New Debentures;

         AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to make the New Debentures, when authenticated by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

         AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee.



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         NOW THEREFORE it is hereby covenanted, agreed and declared as follows:


                                   ARTICLE 1
                     DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1      DEFINITIONS

         All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the New Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "ACQUISITION" means the acquisition by AOG, substantially and in all material respects as contemplated in the Acquisition Agreement, of the Assets;

(b) "ACQUISITION AGREEMENT" means the Agreement of Purchase and Sale dated August 24, 2004 between Anadarko and AOG pursuant to which Anadarko agreed to sell and AOG agreed to purchase the Assets;

(c) "ACQUISITION DATE" means the date upon which the closing of the Acquisition takes place, and "ACQUISITION TIME" means the time on the Acquisition Date at which the closing of the Acquisition takes place;

(d) "ANADARKO" means Anadarko Canada Corporation, the managing partner of Anadarko Canada Resources;

(e) "ASSETS" means those petroleum and natural gas properties and related assets that AOG expects to acquire from Anadarko pursuant to the Acquisition Agreement;

(f) "PROSPECTUS" means the English and French language versions (unless the context indicates otherwise) of the (final) short form prospectus of the Trust dated September 3, 2004 relating to, INTER ALIA, the distribution of 3,500,000 subscription receipts at a price of $18.80 per subscription receipt, $75,000,000 principal amount of 7.50% Debentures and $50,000,000 principal amount of 7.75% Debentures in all of the provinces of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;

(g) "TERMINATION TIME" means the earlier of: (i) 5:00 p.m. (Calgary time) on November 1, 2004 if the closing of the Acquisition has not taken place by that time, and (ii) the date upon which the Acquisition is terminated or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition; and

(h) "UNDERWRITERS" means Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd.

1.2      AMENDMENTS TO INDENTURE

         This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the New Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures and with regards to all matters governing the New

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Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Indenture unless otherwise qualified.


                                   ARTICLE 2
                                 THE DEBENTURES

2.1      FORM AND TERMS OF NEW DEBENTURES

(a) The third and fourth series of debentures authorized for issue immediately are limited to an aggregate principal amount of $75,000,000 7.50% Debentures which shall be designated as "Series 3, 7.50% Extendible Convertible Unsecured Subordinated Debentures" and to an aggregate principal amount of $50,000,000 7.75% Debentures which shall be designated as "Series 4, 7.75% Extendible Convertible Unsecured Subordinated Debentures", respectively.

(b) The 7.50% Debentures shall be dated as of September 14, 2004, and shall bear interest from such date at the rate of 7.50% per annum, payable in semi-annual payments on April 1 and October 1 in each year, the first such payment to fall due, subject as hereinafter provided, on April 1, 2005 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the 7.50% Debentures), subject as hereinafter provided, to fall due on October 1, 2009, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from September 14, 2004 to, but excluding, April 1, 2005, which will be equal to $40.8904 for each $1,000 principal amount of the 7.50% Debentures. If the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on November 1, 2004, the Acquisition is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, then the 7.50% Debentures will initially mature on November 1, 2004. If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on November 1, 2004, then the Maturity Date of the 7.50% Debentures will be automatically extended from November 1, 2004 to October 1, 2009 without any further act or formality on the part of the Trust or the Debenture Trustee. The Trust will announce by press release the closing of the Acquisition or the Termination Time, as the case may be, and confirmation of the Maturity Date and will provide a copy thereof to the Debenture Trustee in accordance with
         Section 14.3.

(c) The 7.75% Debentures shall be dated as of September 14, 2004, and shall bear interest from such date at the rate of 7.75% per annum, payable in semi-annual payments on June 1 and December 1 in each year, the first such payment to fall due, subject as hereinafter provided, on June 1, 2005 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the 7.75% Debentures), subject as hereinafter provided, to fall due on December 1, 2011, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from September 14, 2004 to, but excluding, June 1, 2005, which will be equal to $55.2055 for each $1,000 principal amount of the 7.75% Debentures. If the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on November 1, 2004,


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                                       4


         the Acquisition is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, then the 7.75% Debentures will initially mature on November 1, 2004. If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on November 1, 2004, then the Maturity Date of the 7.75% Debentures will be automatically extended from November 1, 2004 to December 1, 2011 without any further act or formality on the part of the Trust or the Debenture Trustee. The Trust will announce by press release the closing of the Acquisition or the Termination Time, as the case may be, and confirmation of the Maturity Date and will provide a copy thereof to the Debenture Trustee in accordance with Section 14.3.

(d)      The New Debentures will be redeemable in accordance with the terms of
         Article 4, provided that:

         (i) the 7.50% Debentures will not be redeemable on or before October 1, 2007, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to October 1, 2007 and on or prior to October 1, 2008, the 7.50% Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price of $1,050 per $1,000 principal amount of 7.50% Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. After October 1, 2008 and prior to maturity, the 7.50% Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price of $1,025 per $1,000 principal amount of 7.50% Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest; and

         (ii) the 7.75% Debentures will not be redeemable on or before December 1, 2007, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to December 1, 2007 and on or prior to December 1, 2008, the 7.75% Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price equal to $1,050 per $1,000 principal amount of 7.75% Debentures plus accrued and unpaid interest. After December 1, 2008, and on or prior to December 1, 2009, the 7.75% Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price equal to $1,025 per $1,000 principal amount of 7.75% Debentures plus accrued and unpaid interest. After December 1, 2009 and prior to maturity, the 7.75% Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price of $1,000 per $1,000 principal amount of 7.75% Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest.

         The Redemption Notice for the New Debentures shall be in the form of SCHEDULE B hereof. In connection with the redemption of the New Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the New Debentures to be redeemed by issuing and delivering to the holders of such New Debentures, such number of Freely Tradeable Trust Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price in effect on the Redemption Date.


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         Interest accrued and unpaid on the New Debentures to be redeemed on the
         Redemption Date will be paid to holders of New Debentures, in cash, in the manner contemplated in Section 4.5. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(e) The New Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(f) Upon and subject to the provisions and conditions of Article 6, and upon delivering a conversion notice in the form attached hereto as SCHEDULE D, the holder of each 7.50% Debenture shall have the right at such holder's option, at anytime when the register of the Debenture Trustee is open, prior to the close of business on the earlier of November 1, 2004 or October 1, 2009, as applicable, and the last Business Day immediately preceding the date specified by the Trust for redemption of the 7.50% Debentures by notice to the holders of 7.50% Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "TIME OF EXPIRY" for the purposes of Article 6 in respect of the 7.50% Debentures), to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such 7.50% Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

         Upon and subject to the provisions and conditions of Article 6, and upon delivering a conversion notice in the form attached hereto as SCHEDULE D, the holder of each 7.75% Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of November 1, 2004 or December 1, 2011, as applicable, and the last Business Day immediately preceding the date specified by the Trust for redemption of the New Debentures by notice to the holders of 7.75% Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "TIME OF EXPIRY" for the purposes of Article 6 in respect of the 7.75% Debentures), to convert the whole or, in the case of a 7.75% Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of a New Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

         The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of 7.50% Debentures shall be equal to $20.25 such that approximately 49.3827 Trust Units shall be issued for each $1,000 principal amount of 7.50% Debentures so converted. The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of 7.75% Debentures shall be equal to $21.00 such that approximately 47.6190 Trust Units shall be issued for each $1,000 principal amount of 7.75% Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on the New Debentures which are surrendered for conversion; however, holders converting their New Debentures will receive all interest which has accrued to but excluding the Date of Conversion (as defined in Section 6.4(b)) which has not been paid. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the New Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

         Notwithstanding any other provisions of this Indenture, if a New Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Trust Units in respect of the New

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         Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

(g) On maturity of the New Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the New Debentures due on maturity by issuing and delivering to such holders of New Debentures Freely Tradeable Trust Units pursuant to the provisions of Section 4.10. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "MATURITY NOTICE") to the holders of the New Debentures in the form of SCHEDULE C hereof and provide the necessary details.

(h) The New Debentures shall be issued as Fully Registered New Debentures in denominations of $1,000 and integral multiples of $1,000. Each 7.50% Debenture and 7.75% Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in SCHEDULE A of this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of AOG (on behalf of the Trust) executing such New Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an New Debenture. Each New Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, a New Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of AOG, on behalf of the Trust or as specified in an Officer's Certificate. The New Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

         The New Debentures shall be issued as Global Debentures and the Depositary for the New Debentures shall be The Canadian Depositary for Securities Limited. The Global Debentures shall be registered in the name of The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in New Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for New Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i) Upon and subject to the provisions and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the New Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(j) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.1(j), the Trust shall be obligated to offer in writing to each holder of New Debentures (the "OFFER") to purchase the New Debentures. The terms and conditions of such obligation are set forth below:

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         (i)      Within 30 days following the occurrence of a Change of
                  Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the New Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "CHANGE OF CONTROL NOTICE") together with the Offer to purchase all then outstanding New Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, on such New Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such New Debentures (the "OFFER PRICE") which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all New Debenture holders who accept the Offer not later than the 60th day after the making of the Offer (collectively, the "TOTAL OFFER PRICE").

         (ii) If 90% or more in aggregate principal amount of the 7.50% Debentures or 7.75% Debentures (as the case may be) outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the 7.50% Debentures or 7.75% Debentures (as the case may be) have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust shall provide written notice to the Debenture Trustee, along with the aggregate Offer Price for the 7.50% Debentures or 7.75% Debentures (as the case may be) remaining outstanding at the expiration of the Offer, within 10 days following the expiration of the Offer, that it is redeeming and shall redeem all the 7.50% Debentures or 7.75% Debentures (as the case may be) remaining outstanding on the expiration of the Offer at the aggregate Offer Price for such 7.50% Debentures or 7.75% Debentures (as the case may be) remaining outstanding (the "90% REDEMPTION Right").

         (iii) Upon receipt of notice that the Trust is acquiring the remaining 7.50% Debentures or 7.75% Debentures (as the case may be) pursuant to the 90% Redemption Right, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

                  (A) the Trust is purchasing all outstanding 7.50% Debentures or 7.75% Debentures (as the case may be) effective on the expiry of the Offer at the aggregate Offer Price for such remaining 7.50% Debentures or 7.75% Debentures (as the case may be), and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

                  (B) each such holder must transfer its 7.50% Debentures or 7.75% Debentures (as the case may be) to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send its 7.50% Debentures or 7.75% Debentures (as the case may be) , duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

                  (C) the rights of such holder under the terms of the 7.50% Debentures or 7.75% Debentures (as the case may be), the Indenture and this Supplemental Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the redemption pursuant to the 90% Redemption

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                           Right, paid the aggregate Offer Price for such 7.50%
                           Debentures, or 7.75% Debentures (as the case may be) to, or to the order of, the Debenture Trustee and thereafter such 7.50% Debentures or 7.75% Debentures (as the case may be) shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Offer Price upon surrender and delivery of such holder's 7.50% Debentures or 7.75% Debentures (as the case may be) in accordance with the Indenture.

         (iv) The Trust shall, on or before 11:00 a.m., (Calgary time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Offer Price for each New Debenture to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.1(j)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such New Debentures, the Offer Price for each such New Debenture to which they are entitled on the Trust's purchase or redemption.

         (v) In the event that one or more of such New Debentures being purchased in accordance with this Section 2.1(j) becomes subject to purchase in part only, upon surrender of such New Debentures for payment of the Offer Price for each such New Debenture, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more New Debentures for the portion of the principal amount of the New Debentures not purchased.

         (vi) New Debentures for which holders have accepted the Offer and New Debentures which the Trust is redeeming in accordance with this Section 2.1(j) shall become due and payable at the Offer Price for each such New Debenture on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such New Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the New Debentures shall have been deposited as provided in this Section 2.1(j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the New Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

         (vii) In case the holder of any New Debenture to be purchased or redeemed in accordance with this Section 2.1(j) shall fail on or before the date of expiry of the Offer so to surrender such holder's New Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in

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                                       9


                  the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's New Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on New Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a New Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

         (viii) Subject to the provisions above related to New Debentures purchased in part, all New Debentures redeemed and paid under this Section 2.1(j) shall forthwith be delivered to the Debenture Trustee and cancelled and no New Debentures shall be issued in substitution therefor.

(k) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the New Debentures prior to the issuance of the New Debentures.

(l) AOG may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of New Debentures, perform residency searches of holders of New Debentures and beneficial holders of New Debentures mailing address lists and take such other steps specified by AOG to determine or estimate as best possible the residence of the beneficial owners of New Debentures. If at any time the board of directors of AOG, in its sole discretion, determines that it is in the best interest of the Trust, AOG may: (i) require the Debenture Trustee to refuse to accept a subscription for the New Debentures from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to AOG that the New Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the New Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such New Debentures beneficially owned by non-residents of Canada or in such other manner as AOG may consider equitable and practicable, requiring them to sell their New Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days. If the holders of New Debentures receiving such notice have not sold the specified number of such New

         Debentures or provided AOG with satisfactory evidence that such New Debentures are not beneficially owned by non-residents within such period, AOG may, on behalf of such registered holder of New Debentures, sell such New Debentures and, in the interim, suspend the rights attached to such New Debentures; and (iii) take such other actions as the board of directors of AOG determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of New Debentures held by non-residents to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.


                                   ARTICLE 3
                               ADDITIONAL MATTERS

3.1      CONFIRMATION OF INDENTURE

         The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2      ACCEPTANCE OF TRUSTS

         The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3      GOVERNING LAW

         This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4      FURTHER ASSURANCES

         The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.5      COUNTERPARTS

         This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

         IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

                                        ADVANTAGE ENERGY INCOME FUND,
                                        by Advantage Oil & Gas Ltd.


                                        By: /s/ Peter A. Hanrahan
                                            --------------------------
                                            Peter A. Hanrahan
                                            Vice-President, Finance and
                                            Chief Financial Officer



                                        ADVANTAGE OIL & GAS LTD.


                                        By: /s/ Peter A. Hanrahan
                                            --------------------------
                                            Peter A. Hanrahan
                                            Vice-President, Finance and
                                            Chief Financial Officer



                                        COMPUTERSHARE TRUST COMPANY OF CANADA


                                        By: /s/ Dan Sander
                                            --------------------------


                                        By: /s/ Jacqueline Spink
                                            --------------------------

                                  SCHEDULE "A"
                TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG
           ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND
                      COMPUTERSHARE TRUST COMPANY OF CANADA

                                FORM OF DEBENTURE


THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.

                                       [CUSIP/ISIN - 00762LAD3/CA00762LAD34]
                                       [CUSIP/ISIN - 00762LAE1/CA00762LAE17]

NO.   __________                                                      $_________

                          ADVANTAGE ENERGY INCOME FUND

                    (A TRUST GOVERNED BY THE LAWS OF ALBERTA)

         [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
              DUE NOVEMBER 1, 2004 (OCTOBER 1, 2009, IF EXTENDED)]
         [7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
              DUE NOVEMBER 1, 2004 (DECEMBER 1, 2011, IF EXTENDED)]


         ADVANTAGE ENERGY INCOME FUND (the "TRUST") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "INDENTURE") dated as of July 8, 2003 amended and supplemented by the second supplemental indenture (the "SUPPLEMENTAL INDENTURE") dated as of September 14, 2004 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada (the "DEBENTURE Trustee"), promises to pay to the registered holder hereof on [OCTOBER 1, 2009/DECEMBER 1, 2011] or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Supplemental Indenture (the "MATURITY DATE") the principal
sum of         Dollars ($       ) in lawful money of Canada on presentation and
surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of [7.50%/7.75%] per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from September 14, 2004 to but excluding [APRIL 1, 2005/JUNE 1, 2005] as set forth below) semi-annual instalments (less any tax required by law to be deducted) of
$        per $1,000 of principal amount of the Debentures on [APRIL 1/JUNE 1]
and [OCTOBER 1/DECEMBER 1] in each year commencing on [APRIL 1, 2005/JUNE 1, 2005] and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. The first interest payment will include interest accrued from and including

September 14, 2004 to, but excluding [APRIL 1, 2005/JUNE 1, 2005], which will be
equal to $     for each $1,000 principal amount of the Debentures.

         If the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on November 1, 2004, the Acquisition is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, then the Debentures will initially mature on November 1, 2004. If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on November 1, 2004, then the Maturity Date of the Debentures will be automatically extended from November 1, 2004 to [OCTOBER 1, 2009/DECEMBER 1, 2011] without any further act or formality on the part of the Trust or the Debenture Trustee.

         Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

         This Debenture is one of the [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES/7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES] (referred to herein as the "Debenture") of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of [$75,000,00/50,000,000] in lawful money of Canada. Reference is hereby expressly made to the Indenture and the Supplemental Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

         The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

         The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of [$20.25/21.00] (the "CONVERSION PRICE") per Trust Unit, being a rate of approximately [49.3827/47.6190] Trust Units for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the three Business Days preceding and including [APRIL 1/JUNE 1] and [OCTOBER 1/DECEMBER 1] in each year, commencing [APRIL 1, 2004/JUNE 1, 2004], as the registrars of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

         This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before [OCTOBER 1, 2007/DECEMBER 1, 2007], except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After [OCTOBER 1, 2007/DECEMBER 1, 2007], and on or prior to [OCTOBER 1, 2008/DECEMBER 1, 2008], the Debentures are redeemable at the option of the Trust at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After [OCTOBER 1, 2008/DECEMBER 1, 2008], and prior to [MATURITY/DECEMBER 1, 2009], the Debentures are redeemable at the option of the Trust at a price equal to $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. [AFTER DECEMBER 1, 2009 AND PRIOR TO MATURITY, THE DEBENTURES ARE REDEEMABLE AT THE OPTION OF THE TRUST AT A PRICE EQUAL TO $1,000 PER $1,000 PRINCIPAL AMOUNT OF DEBENTURES AND, IN ADDITION THERETO, AT THE TIME OF REDEMPTION, THE TRUST SHALL PAY TO THE HOLDER ACCRUED AND UNPAID INTEREST AND OTHERWISE ON THE TERMS AND CONDITIONS DESCRIBED IN THE INDENTURE.] The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

         Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust shall redeem all the remaining outstanding Debentures on the same date and at the same price.

         If a takeover bid for Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the debentures issued pursuant to the Indenture (other than debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the debentures issued pursuant to the Indenture.

         The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

         The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

         The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

         The Indenture contains provisions that AOG may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by AOG to determine or estimate as best possible the residence of the beneficial owners of Debentures. If at any time the board of directors of AOG, in its sole discretion, determines that it is in the best interest of the Trust, AOG may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to AOG that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as AOG may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided AOG with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, AOG may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of AOG determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

         The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

         The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers and directors of Advantage Oil & Gas Ltd. or the trustee, manager and other agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

         This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

         This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

         Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

         IN WITNESS WHEREOF ADVANTAGE ENERGY INCOME FUND has caused this Debenture to be signed by its authorized representatives as of the 14th day of September, 2004.


                                       ADVANTAGE ENERGY INCOME FUND,
                                       by Advantage Oil & Gas Ltd.

                                       By:
                                           ----------------------------



Countersigned by:

COMPUTERSHARE TRUST COMPANY
OF CANADA, as Debenture Trustee


--------------------------------

                    (FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)


         This Debenture is one of the [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE NOVEMBER 1, 2004 (OCTOBER 1, 2009, IF
EXTENDED)/7.75% EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES DUE NOVEMBER 1, 2004 (DECEMBER 1, 2011, IF EXTENDED)] referred to in the Supplemental Indenture within mentioned.



COMPUTERSHARE TRUST COMPANY OF CANADA



By:
      --------------------------------
      (Authorized Officer)





                          (FORM OF REGISTRATION PANEL)

       (No writing hereon except by Debenture Trustee or other registrar)


----------------------------------------------------------------------------------------------------------------------
    DATE OF REGISTRATION              IN WHOSE NAME REGISTERED           SIGNATURE OF DEBENTURE TRUSTEE OR REGISTRAR
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

                               FORM OF ASSIGNMENT


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $______________ principal amount hereof*) of ADVANTAGE ENERGY INCOME FUND standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:
                        --------------------------------------------------------
Address of Transferee:
                       --------------------------------------------------------
                             (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: *If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:


------------------------------             -------------------------------------
Authorized Officer                         Signature of transferring
                                           registered holder


-----------------------------
Name of Institution

                                   EXHIBIT "1"
                             TO CDS GLOBAL DEBENTURE

                          ADVANTAGE ENERGY INCOME FUND

         [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
      DUE NOVEMBER 1, 2004 (OCTOBER 1, 2009, IF EXTENDED)/7.75% EXTENDIBLE
                 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
              DUE NOVEMBER 1, 2004 (DECEMBER 1, 2011, IF EXTENDED)

Initial Principal Amount:  $________       [CUSIP/ISIN - 00762LAD3/CA00762LAD34]
                                           [CUSIP/ISIN - 00762LAE1/CA00762LAE17]

Authorization:  ____________________

                                                   ADJUSTMENTS

==========================================================================================================================
        DATE            AMOUNT OF INCREASE      AMOUNT OF DECREASE        NEW PRINCIPAL AMOUNT          AUTHORIZATION
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE "B"
                TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG
                          ADVANTAGE ENERGY INCOME FUND,
                          ADVANTAGE OIL & GAS LTD. AND
                      COMPUTERSHARE TRUST COMPANY OF CANADA

                            FORM OF REDEMPTION NOTICE

                          ADVANTAGE ENERGY INCOME FUND

        [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES] [7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES]


                                REDEMPTION NOTICE


To: Holders of [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES/7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES] (the "DEBENTURES") of Advantage Energy Income Fund (the "TRUST")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

              Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "INDENTURE") dated as of July 8, 2003 among the Trust, Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada (the "DEBENTURE TRUSTEE") and the second supplemental trust indenture dated as of September 14, 2004 among the Trust, AOG and the Debenture Trustee, that the aggregate principal amount of $o of the $o of Debentures outstanding will be redeemed as of o (the "REDEMPTION DATE"), upon payment of a redemption amount of $o for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $o (the "REDEMPTION PRICE"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "TOTAL REDEMPTION PRICE").

              The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

                   COMPUTERSHARE TRUST COMPANY OF CANADA
                   Suite 710, 530 - 8th Avenue, SW
                   Calgary AB T2P 3S8

              The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

              [PURSUANT TO SECTION 4.6 OF THE INDENTURE, THE TRUST HEREBY IRREVOCABLY ELECTS TO SATISFY ITS OBLIGATION TO PAY $O OF THE REDEMPTION PRICE PAYABLE TO HOLDERS OF DEBENTURES IN ACCORDANCE WITH THIS NOTICE BY ISSUING AND DELIVERING TO THE HOLDERS THAT NUMBER OF FREELY TRADABLE TRUST UNITS OBTAINED BY DIVIDING THE REDEMPTION PRICE BY 95% OF THE CURRENT MARKET PRICE OF THE TRUST UNITS.

              NO FRACTIONAL TRUST UNITS SHALL BE DELIVERED UPON THE EXERCISE BY THE TRUST OF THE ABOVE-MENTIONED REDEMPTION RIGHT BUT, IN LIEU THEREOF, THE TRUST SHALL PAY THE CASH EQUIVALENT THEREOF DETERMINED ON THE BASIS OF THE CURRENT MARKET PRICE OF TRUST UNITS ON THE REDEMPTION DATE (LESS ANY TAX REQUIRED TO BE DEDUCTED, IF ANY).

              IN THIS CONNECTION, UPON PRESENTATION AND SURRENDER OF THE DEBENTURES FOR PAYMENT ON THE REDEMPTION DATE, THE TRUST SHALL, ON THE REDEMPTION DATE, MAKE THE DELIVERY TO THE DEBENTURE TRUSTEE, AT THE ABOVE-MENTIONED CORPORATE TRUST OFFICE, FOR DELIVERY TO AND ON ACCOUNT OF THE HOLDERS, OF CERTIFICATES REPRESENTING THE FREELY TRADABLE TRUST UNITS TO WHICH HOLDERS ARE ENTITLED TOGETHER WITH THE CASH EQUIVALENT IN LIEU OF FRACTIONAL TRUST UNITS, CASH FOR ALL ACCRUED AND UNPAID INTEREST UP TO, BUT EXCLUDING, THE REDEMPTION DATE, AND, IF ONLY A PORTION OF THE DEBENTURES ARE TO BE REDEEMED BY ISSUING FREELY TRADABLE TRUST UNITS, CASH REPRESENTING THE BALANCE OF THE REDEMPTION PRICE.]

DATED:

ADVANTAGE ENERGY INCOME FUND, by
Advantage Oil & Gas Ltd.



-------------------------------------
(Authorized Director or Officer of
Advantage Oil & Gas Ltd.)

                                  SCHEDULE "C"
                TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG
                          ADVANTAGE ENERGY INCOME FUND,
                          ADVANTAGE OIL & GAS LTD. AND
                      COMPUTERSHARE TRUST COMPANY OF CANADA

                             FORM OF MATURITY NOTICE


To: Holders of [7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES/7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES] (the "DEBENTURES") of Advantage Energy Income Fund (the "Trust")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

              Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "INDENTURE") dated as of July 8, 2003 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada, as trustee (the "DEBENTURE TRUSTEE"), that the Debentures are due and payable as of [OCTOBER 1, 2009/DECEMBER 1, 2011], or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the second supplemental trust indenture dated September 14, 2004 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada (the "SUPPLEMENTAL DEBENTURE") (the "MATURITY DATE") and the Trust elects to satisfy its obligation to pay to holders of the New Debentures (as such term is defined in Supplemental Debenture) the principal amount of all of the New Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

              No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

              In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

ADVANTAGE ENERGY INCOME FUND, by
Advantage Oil & Gas Ltd.


---------------------------------------------
(Authorized Director or Officer of
Advantage Oil & Gas Ltd.)

                                  SCHEDULE "D"
                TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG
                          ADVANTAGE ENERGY INCOME FUND,
                          ADVANTAGE OIL & GAS LTD. AND
                      COMPUTERSHARE TRUST COMPANY OF CANADA

                          FORM OF NOTICE OF CONVERSION

                                CONVERSION NOTICE


TO:      ADVANTAGE ENERGY INCOME FUND

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

              The undersigned registered holder of [7.50 EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES/7.75% EXTENDIBLE CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES] bearing Certificate No.        irrevocably elects to
convert such Debentures (or $        principal amount thereof*) in accordance
with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Advantage Energy Income Fund issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
         ---------------------                ---------------------------------
                                              (Signature of Registered Holder)


* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".


(Print name in which Trust Units are to be issued, delivered and registered)

Name:
         ------------------------------------


---------------------------------------------
(Address)

---------------------------------------------
(City, Province and Postal Code)

Name of guarantor:
                   ------------------------------

Authorized signature:
                     ----------------------------